Exhibit 99.1

GLG LIFE TECH CORPORATION

MANAGEMENT DISCUSSION & ANALYSIS

For the Three Months Ended March 31, 2011

Dated: May 16, 2011

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three Months Ended March 31, 2011

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) of GLG Life Tech Corporation is dated May 16, 2011, which is the date of filing of this document. It provides a review of the financial results for the three months ended March 31, 2011 compared to the same period in the prior year.

This MD&A relates to the consolidated financial condition and results of operations of GLG Life Tech Corporation (“we,” “us,” “our,” “GLG” or the “Company”) together with GLG’s subsidiaries in the People’s Republic of China (“China”) and other jurisdictions. As used herein, the word “Company” means, as the context requires, GLG and its subsidiaries. The common shares of GLG are listed on the Toronto Stock Exchange (the “Exchange”) under the symbol “GLG” and on the NASDAQ Global Market under the symbol “GLGL”. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of U.S. generally accepted accounting principles (“US GAAP”). These principles differ in certain respects from Canadian generally accepted accounting principles (“Canadian GAAP”). The differences as they affect the interim financial statements are described in note 2 and note 3 of our consolidated interim financial statements as at and for the three months ended March 31, 2011 as well as in note 26 of the annual consolidated financial statements as at and for the year ended December 31, 2010. This MD&A should be read in conjunction with the interim consolidated financial statements and notes thereto for the three months ended March 31, 2011 as well as the annual consolidated financial statements and notes thereto and the MD&A of GLG for the year ended December 31, 2010. Additional information relating to GLG Life Tech Corporation including GLG’s Annual Information Form can be found on GLG’s web site at www.glglifetech.com or on the SEDAR web site for Canadian regulatory filings at www.sedar.com.

The preparation of the consolidated financial statements in conformity with U.S GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the consolidated interim financial statements and the reported amounts of revenue and expenses during the reporting period. GLG bases its estimates on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates. Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

GLG has issued guidance on and reports on certain non-GAAP measures that are used by management to evaluate the Company’s performance. Because non-GAAP measures do not have a standardized meaning, securities regulations require that non-GAAP measures be clearly defined and qualified, and reconciled with their nearest GAAP measure. Where non-GAAP measures are reported, GLG has provided the definition and reconciliation to their nearest GAAP measure in section “NON-GAAP Financial Measures”.

Forward-Looking Statements

Certain statements in this MD&A constitute “forward-looking statements” and “forward looking information” (collectively, “forward-looking statements”) within the meaning of applicable securities laws. Such forward-looking statements include, without limitation, statements evaluating the market, potential demand for stevia and general economic conditions and discussing future-oriented costs and expenditures. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes” or variations of such words and phrases or words and phrases that state or indicate that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three Months Ended March 31, 2011

While the Company has based these forward-looking statements on its current expectations about future events, the statements are not guarantees of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors include amongst others the effects of general economic conditions, consumer demand for our products and new orders from our customers and distributors, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and misjudgments in the course of preparing forward-looking statements. Specific reference is made to the risks described herein under the heading “Risks Related to the Company’s Business” and “Risks Associated with Doing Business in the People’s Republic of China” for a discussion of these and other sources of factors underlying forward-looking statements and those additional risks set forth under the heading “Risk Factors” in the Company’s Annual Information Form for the financial year ended December 31, 2010. In light of these factors, the forward-looking events discussed in this MD&A might not occur.

Further, although the Company has attempted to identify factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

As there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements, readers should not place undue reliance on forward-looking statements.

Financial outlook information contained in this MD&A about prospective results of operations, capital expenditures or financial position is based on assumptions about future events, including economic conditions and proposed courses of action, based on management’s assessment of the relevant information as of the date hereof. Such financial outlook information should not be used for purposes other than those for which it is disclosed herein.

Overview

We are a leading producer of high quality stevia extract. Stevia extracts, such as Rebaudioside A (or Reb A), are used as all natural, zero-calorie sweeteners in food and beverages. Our revenue is derived primarily through the sale of high-grade stevia extract to the food and beverage industry. We conduct our stevia development, refining, processing and manufacturing operations through our five wholly-owned subsidiaries in China. Our operations in China include four processing factories, stevia growing areas across eight provinces, and four research and development centers engaged in the development of high-yielding stevia seeds and seedlings. Our processing facilities have a combined annual throughput of 41,000 metric tons of stevia leaf and 1,500 metric tons of RA 97 or 2,000 metric tons of BlendSureTM.

The Company also has an 80% interest in Dr.Zhang’s All Natural and Zero Calorie Beverage and Foods Company (“AN0C”) formed in 2010. AN0C is focused on the sales and distribution of consumer food and beverage products in China. These consumer products are sweetened with the Company’s stevia products and have low or zero calories.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three Months Ended March 31, 2011

Our revenues were $7.4 million for the three months ended March 31, 2011 compared to $8.2 million for the three months ended March 31, 2010.

We had a net loss attributable to the Company of $5.8 million for the three months ended March 31, 2011 compared to a net loss of $1.4 million for the three months ended March 31, 2010.

Factors Affecting the Company’s Results of Operations

The Company’s operating results are primarily affected by the following factors:

1. Consumer Demand. The Company believes that consumer demand for food and beverage products and tabletop sweeteners produced with stevia extracts will continue to expand. The Company believes rebiana, which is extracted from stevia leaf, is positioned to become a leading high-intensity sweetener because it has zero calories, is 100% natural, is 200-300 times sweeter than sugar and does not have the perception of potential health risks that may be associated with artificial sweeteners. Additionally, the Company believes that consumer acceptance of stevia will increase in connection with regulatory approval in the US, China and elsewhere. The Company’s results of operations will be affected by consumer acceptance of, and demand for, rebiana-sweetened products and the Company’s ability to increase its production capacity in order to meet any increased demand.

2. Price of Stevia Extract. The Company believes that it will be able to maintain a low cost of production of high-grade stevia extract through process innovation and vertical integration (from seedling development to high-grade stevia extract production). By maintaining a low cost of production, the Company believes it will be able to reduce the price it charges for high-grade stevia extract, thereby strengthening the competitive position of high-grade stevia extract relative to other high-intensity sweeteners and sugar.

3. Raw Material Supply and Prices; Cost of Sales. The price that the Company must pay for stevia leaf and the quality of such stevia leaf affects the Company’s results of operations. The cost and quality of stevia leaf available is driven primarily by the rebaudioside A content contained in stevia leaf and the quality of the stevia harvested during a particular growing period. The key factors driving the Company’s cost of sales include the cost of stevia leaf, stevia leaf quality, salaries and wages of the Company’s manufacturing labour, manufacturing overhead such as supplies, power and water used in the production of the Company’s high-grade stevia extract, and depreciation of the Company’s high-grade stevia extract processing plants.

Unfavourable changes in any of these general conditions could negatively affect the Company’s ability to grow, source, produce, process and sell stevia and otherwise materially and adversely affect the Company’s results of operations.

Critical Accounting Estimates and Assumptions

The Company’s significant accounting policies are subject to estimates and key judgements about future events, many of which are beyond management’s control. A summary of the Company’s significant accounting policies is included in the Note 2 of the Company’s audited consolidated financial statements for the year ended December 31, 2010.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three Months Ended March 31, 2011

The preparation of financial statements in conformity with generally accepted accounting principles requires the appropriate application of certain accounting policies, many of which require us to make estimates and assumptions about future events and their impact on amounts reported in our financial statements and related notes. Since future events and their impact cannot be determined with certainty, the actual results will inevitably differ from our estimates. Such differences could be material to our financial statements.

We believe that our application of accounting policies, and the estimates inherently required therein, are reasonable. Our accounting policies and estimates are periodically re-evaluated, and adjustments are made when facts and circumstances dictate a change. Historically, we have found our application of accounting policies to be appropriate, and actual results have not differed materially from those determined using necessary estimates.

Changes in Significant Accounting Policies

Prior to January 1, 2011, we prepared our consolidated financial statements in conformity with Canadian GAAP and provided a supplemental reconciliation to U.S. GAAP. Effective January 1, 2011, we adopted U.S. GAAP as the reporting standard for our consolidated financial statements. Our consolidated interim financial statements for the three months ended March 31, 2011, including related notes, have therefore been prepared in accordance with U.S. GAAP. All comparative financial information contained in our consolidated interim financial statements has been recast to reflect our results as if they had been historically reported in accordance with U.S. GAAP. These adjustments resulted a decrease in deficit of $2,738,562, an increase in common share capital of $57,067, an increase in additional paid-in capital of $1,429,330, and an increase in PP&E of $4,224,959 at December 31, 2010. These differences are outlined in our annual audited consolidated financial statements for the year ended December 31, 2010 in note 26.

Inventory policy

We measure our inventory at the lower of cost or net realizable value (“NRV”) with respect to raw materials, finished goods and work-in-progress. NRV for finished goods and work-in-progress is generally considered to be the selling price in the ordinary course of business less the estimated costs of completion and estimated costs to make the sale.

Provisions for excess, obsolete or slow moving inventory are recorded after periodic evaluation of historical sales, current economic trends, forecasted sales, estimated product lifecycles and estimated inventory levels. The accounting estimate related to valuation of inventories is considered a critical accounting estimate because it is susceptible to changes from period-to-period due to purchasing practices, accuracy of sales and production forecasts, introduction of new products, product lifecycles, product support, exchange rates, sales prices new competitive entrants and foreign regulations governing food safety. If actual results differ from our estimates, a reduction to the carrying value of inventory may be required, which will result in inventory write-offs and a decrease to gross margins.

Stock-based compensation

Our accounting estimate related to stock-based compensation is considered a critical accounting estimate because estimates are made in calculating compensation expense including expected option lives, forfeiture rates and expected volatility. The fair market value of our common stock on the date of each option grant was determined based on the closing price of common stock on the grant date. Expected option lives are estimated using vesting terms and contractual lives. Expected forfeiture rates and volatility are calculated using historical information. Actual option lives and forfeiture rates may be different from estimates and may result in potential future adjustments which would impact the amount of stock-based compensation expense recorded in a particular period.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three Months Ended March 31, 2011

Income taxes

We recognize future income tax assets when it is more likely than not that the future income tax assets will be realized. This assumption is based on management's best estimate of future circumstances and events. If these estimates and assumptions are changed in the future, the value of the future income tax assets could be reduced or increased, resulting in an income tax expense or recovery. We re-evaluate our future income tax assets on a regular basis.

Recognition and impairment of goodwill

Goodwill is tested for impairment at least annually or when indicated by events or changes in circumstances, by comparing the fair value of a particular reporting unit to its carrying value. When the carrying value of a reporting unit exceeds its fair value, the fair value of the reporting unit's goodwill is compared with its carrying value to measure any impairment loss. We performed our last goodwill impairment test on December 31, 2010.

Property, plant and equipment and long-lived assets

Intangible assets include customer relationships, patents and technology. Intangible assets are amortized over the estimated useful life of each asset unless the life is determined to be indefinite.

We evaluate the recoverability of long-lived assets and asset groups whenever events or changes in circumstances indicate that the carrying value may not be recoverable. When such a situation occurs, the estimated undiscounted future cash flows anticipated to be generated during the remaining life of the asset or asset group are compared to its net carrying value. When the net carrying amount of the asset or asset group is less than the undiscounted future cash flows, an impairment loss is recognized to the extent by which the carrying amount of long lived assets or asset group exceeds its fair value.

Management’s estimates of product prices, foreign exchange, production levels and operating costs are subject to risk and uncertainties that may affect the determination of the recoverability of the long-lived asset groups. It is possible that material changes could occur that may adversely affect management’s estimates.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three Months Ended March 31, 2011

Corporate Developments for the Three months Ended March 31, 2011

NEW AGREEMENTS AND COLLOBORATIONS

On March 18, 2011 the Company announced the collaboration with International Flavors and Fragrances (“IFF”) to develop the extraction capability for high grade Rebaudioside C extract for use by IFF as a flavor modulator and for the exclusive supply to IFF of such extract.

IFF is a global leader in the creation of flavors and fragrances used in a wide variety of consumer products and packaged goods. GLG and IFF have joined forces to leverage each company’s strengths in order to pursue exploration and commercialization of Rebaudioside C, one of the eleven primary glycosides in the stevia leaf. Research demonstrating the glycoside’s ability as a sweetness modulator in food systems provides a significant market opportunity for the companies.

Found in the by-product of Rebaudioside A production, Rebaudioside C is produced through advanced glycoside isolation and specialized extraction processing. While in itself not a sweetener, Rebaudioside C has been trialed with nutritive sweeteners and shown to enable a 20 to 25 percent reduction in calories.

GLG has four patent applications for the separation methodologies of Rebaudioside C which have been accepted by the State Intellectual Property Bureau of the People’s Republic of China.

The Company has seen continued progress with its Distributors in key markets such as the US, Mexico, Central and South America. There are over 200 active customer projects with GLG’s distributors that are expected to deliver expected 2011 stevia revenues for the Company starting in the second quarter.

AN0CTM PROGRESS

Establishment of AN0CTM Company in China and Key Executive Team announced

On January 25th, 2011, AN0CTM announced the completion of the registration of the China operational company. “AN0CTM Anhui” was formally registered and has received a national business license for its business activities that include research and development, production, marketing and sales. The license will allow AN0CTM to operate its business nationally which facilitates the targeted product rollout in key cities throughout China in comparison to a more time consuming approach applying for regionally registered companies. In addition to this important milestone in the company’s start-up phase, the Company is also announcing the formal appointment of six senior executives with AN0CTM China. The senior executive team will be based in Shanghai.

New Senior Executives for AN0CTM China were announced on January 25, 2011.

Vice President of R&D and Formulation – Mr. Chen Tzyh Chen

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three Months Ended March 31, 2011

Mr. Chen comes to AN0CTM with over 32 years of consumer beverage and food formulation experience. He is responsible for developing many leading food and beverage products in Asian markets including China and Japan. Mr. Chen has held senior positions with President Enterprises Corporation as well as serving as a leading formulation consultant to many food and beverage companies in Asia.

Vice President of Marketing – Mr. Cheng Yin-Chieh

Mr. Cheng has over 26 years marketing experience in consumer beverage and food including branding and product marketing in China including Hong Kong and Taiwan. Mr. Cheng has held senior positions with Master Kong Beverage Corporation, President Enterprises Corporation and Brain Advertising.

Vice President of Sales - Mr. Wu Yao Hsiung

Mr. Wu comes to AN0CTM China with over 30 years experience in consumer product sales and distribution channel management and development. Mr. Wu has previously held senior positions with China Green, Master Kong Beverage Corporation and President Enterprises Corporation.

Vice President of Supermarket Sales (KA Channel) - Mr. Lin Chih-Hsiang

Mr. Lin has over 22 years experience in the marketing of consumer beverage & food products. Mr. Lin has held senior positions with Jin Mai Lang Food Corporation, Master Kong Beverage Corporation and President Enterprises Corporation.

Vice President of Human Resources – Ms. Yuan Xiao Jin

Ms. Yuan has over 17 years experience in human resources and consumer business management. Ms. Yuan has held senior position with Master Kong Beverage Corporation before she joined ANOCTM.

President – Ms. Wang Qian

Ms. Wang has over 20 years experience in government relations and business management in China. As President, Ms. Wang will be responsible for the general management of ANOCTM China, government relationship and public relations. Ms. Wang has held senior positions with GLG Life Tech’s China operations including government relations and operations management.

In addition to the senior executive announced on January 25th, 2011, ANOCTM has also recruited over fifty midlevel managers responsible for product formulation, marketing and sales roles. ANOC is in the process of setting up a marketing and sales centre in Shanghai as well as an R&D centre for new products which are both expected to be completed by the end of February 2011.

Finalization of first six AN0C Beverage Products announced

On March 11, 2011 the Company announced that AN0CTM’s first six beverage products were finalized, market tested and approved by all required government departments for sale nationwide in China.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three Months Ended March 31, 2011

AN0CTM first six SKU’s for launch were:

1.) Ready-to-drink (RTD) Iced Black Tea – Zero Calories
2.) RTD Iced Black Tea – Low Calorie1
3.) RTD Iced Green Tea – Zero Calories
4.) RTD Iced Green Tea – Low Calorie
5.) RTD Iced Jasmine Tea – Zero Calories
6.) RTD Iced Jasmine Tea – Low Calorie

(1) Low calorie means approximately 1/3 the sugar of comparable leading national brands of RTD teas currently on the market.

These first six AN0CTM beverages will be the first products launched in China that are sweetened with stevia and have zero calories, or which contain only one-third the calories of a comparable leading national RTD brand and use stevia. The AN0CTM product development process for these first six SKU’s underwent market testing to ensure final formulations met consumer taste requirements. Most market leading products in China are sweetened with sugar. The goal of the AN0C product development team has been to replicate a similar taste experience to sugar sweetened RTD teas while utilizing stevia as the main sweetener.

The AN0CTM products received all required government approvals for sale nationwide in China. These approvals include an analysis from a government lab to verify calorie count, to verify that the zero-calorie SKU’s contain no sugar, and for the approval of each product’s labelling.

Launch of First AN0CTM National Advertising Campaign

On March 16, 2011 AN0CTM launched the first national advertising campaign in China. AN0CTM‘s first advertising campaign is on CCTV, China’s only national TV station. The time slots for the AN0CTM commercials are immediately after the national news which runs from 7:00 to 7:30pm. This has national coverage and is the best advertisement available for both company branding as well as product branding. There are only fourteen slots available during this peak viewing time and it is usually very difficult for a company to secure a spot given high viewership yet GLG was successful in securing one of these slots. The average rating of the national news is estimated at 22% which is the highest rating among all of the daily programs on CCTV. Advertising first on CCTV was determined by AN0C company marketing executives to be the best choice to build both the company as well as product brand and to stimulate initial consumer demand for AN0CTM products.

AN0C’s first advertisements on the China national CCTV channels has received very positive responses from the market. Our all natural zero calorie products have been enthusiastically received within the Chinese market. We have seen a 70% positive consumer response to our healthier low calorie beverage line due to its appealing taste profile.

Starting from May 15th, we will start more advertising on satellite TV and local TV stations. Internet advertising will be started from May 15th to provide national coverage throughout China and more advertising in newspapers in planned to.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three Months Ended March 31, 2011

The company also plans in the future to launch additional advertising campaigns in several major provincial satellite TV stations which would cover south, central and north China markets. AN0C management see the goal of provincial campaigns to first and foremost increase sales and secondly to support additional company and product branding.

Completion of 13 regional AN0CTM offices for national marketing and sales in China

On March 24, 2011 the Company announced thirteen regional AN0CTM offices responsible for marketing, national (KA) channel sales and distribution have been completed. In addition to existing KA channel partners such as Wal-Mart, Tesco, RT Mart, these regional offices will focus on the important regional distributor market in China which accounts for almost 70% of the sales volume of beverage products in China. These 13 regional offices cover all parts of China and are located in Beijing, Shijiazhuang, Qingdao, Shenyang, Wuxi, Hangzhou, Xiamen, Shenzhen, Guangzhou, Wuhan, Nanchang, Lanzhou, Chengdu. Each office consists of one branch manager, one marketing manager and one sales manager who lead their respective teams for an integrated marketing and sales approach in each region.

These regional offices are already signing distribution agreements with new distributors and deposits for product already being received by AN0CTM. Local marketing through TV, newspaper, magazine, and supermarket promotion will commence soon to support the sales efforts.

The Company also confirms that the first national launch of the first SKUs will start on schedule at the end of March 2011.

Formal Launch of AN0CTM beverage products in China

On March 30, 2011 the Company announced the formal launch of the first six AN0CTM beverage products in China and the first container of Green Tea (zero and low calorie) and Jasmine Tea (zero and low calorie) was shipped to our distributors in North West China.

Production of all of the first six SKUs in currently underway and AN0C ready to drink tea products are now in production and are being shipped to our local distributors and supermarkets throughout China. The full national launch of AN0C products will start in early April.

Announcement of First Six Million Bottle Sales from AN0CTM National Sales Campaign

On April 19, 2011 the Company announced the first results from its joint venture AN0C’s national sales campaign, “Project STORM”.

At the end of March 2011, AN0CTM organized and launched the AN0CTM STORM campaign focusing on the line of six zero calorie and reduced calorie ready to drink (RTD) teas, all sweetened with GLG high purity extracts. The campaign’s first phase runs from the end of March through April 30th and involves hundreds of distributors located throughout China. The result for the first three weeks of the STORM campaign is 6 million bottles shipped to 157 distributors throughout China. All payments including transportation charges have also been full received by AN0C.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three Months Ended March 31, 2011

The first phase of AN0C STORM campaign will continually run to April 30th and AN0C expects to ship an additional 9 million bottles AN0CTM Ready to Drink Tea to an additional 200 distributors. The second phase of the AN0C STORM campaign starts on May 1st, which will include advertising and promotion support including more ads on CCTV, 16 major newspapers, internet digital marketing campaign and local consumer promotions.

R&D AND PRODUCT DEVELOPMENTS

Acceptance of New Patent Applications for Separation Methodologies of Rebaudioside B, Rebaudioside D and Steviolbioside

The Company announced on January 5, 2011 that its patent application for the separation methodologies of rebaudioside B, rebaudioside D and steviolbioside has been accepted by the State Intellectual Property Bureau of the People’s Republic of China. The extraction technology, designed by the Company’s research and development experts, is part of an ongoing effort to improve the taste and quality of its stevia extract products and to continually improve processing efficiencies.

Within the stevia leaf 10 major steviol glycosides can be found in varying levels according to the plant’s agricultural region of origin. Rebaudioside A ( RA ) and stevioside (STV) are the two main steviol glycosides currently extracted and utilized as sweeteners. Other steviol glycosides, such as rebaudioside B, rebaudioside D and steviolbioside, are also found within a final stevia extract product. While often present in small quantities, even trace amounts of these glycosides can significantly affect taste in a finished product. GLG’s research and development team has successfully created technology to separate rebaudioside B, rebaudioside D and steviolbioside from the other steviol glycosides, a unique process enabling GLG to continually provide its customers with higher purity, better tasting products.

Grant of New Patents and Acceptance of New Patent Applications

The Company announced on January 12, 2011 that the two patent applications that were submitted in 2009 have been granted by the State Intellectual Property Bureau of the People’s Republic of China.

The Company’s stevia leaf processing extraction device was granted full patent protection and its specially designed waste water treatment technology has also been granted full patent protection by the State Intellectual Property Bureau of the People’s Republic of China. The stevia leaf processing extraction device is innovative technology that reduces, by approximately 30%, both the amount of water used in the soaking step of the extraction process as well as the cycle time required to complete this step. The waste water treatment system is a complex system that removes impurities in the water and cleanses it to a higher purity than when sourced before returning it to the environment. These technologies form a key part of GLG’s ongoing efforts to utilize environmentally sustainable and socially responsible business solutions.

In addition, two patent applications for GLG stevia plant varieties were accepted by the State Intellectual Property Bureau of the People’s Republic of China. GLG’s stevia agricultural research and development team, led by Chief Agricultural Scientist Qibin Wang, has received acceptance of its patent applications for two significantly competitive stevia plant strains, Huinong 2 (“H2) and Huinong 3 (“H3”), which the GLG team developed through natural propagation. The two strains contain higher levels of rebaudioside A, the sweetest component of the stevia plant leaf and the primary glycoside used to meet market demand for stevia sweeteners.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three Months Ended March 31, 2011

The GLG H2 and H3 strains contain 66% and 76% rebaudioside A levels in the raw plant leaf, respectively. The naturally bred strains are a significant achievement for the GLG team as the average stevia leaf on the global market contains a significantly lower percentage of rebaudioside A. Higher yields enable not only improved land and resource utilization, but also reduce the cost of production. Further, the two varieties are larger in plant mass, yielding in excess of 22% more leaf per acre. The new H2 strain is currently being filtered into the crop for this year’s harvest.

OTHER CORPORATE DEVELOPMENTS

Completion of Equity Financing

On February 23, 2011, the Company announced the closing of its previously announced public offering (the “Offering”) of 5,290,000 units (“Units”) (inclusive of 690,000 Units issued pursuant to the exercise in full of the over-allotment option), on a bought deal basis, at a price of $11.00 per Unit for total gross proceeds of $58,190,000. Each unit consists of one common share and one half of one common share purchase warrant (a “Warrant”). Each whole Warrant will entitle the holder thereof to acquire one common share of the Company at the exercise price of C$15.00 per common share for a period of 36 months following the date of closing of the offering. The Offering was conducted through a syndicate of underwriters.

The Company plans to use the net proceeds from the offering to advance its ANOCTM joint venture, including marketing and administration, for working capital and other general corporate purposes.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three Months Ended March 31, 2011

Results from Operations

The following results from operations have been derived from and should be read in conjunction with the Company’s interim consolidated financial statements for the three month period ended March 31, 2011. Certain prior year’s figures have been recast to conform with U.S. GAAP accounting standards.

In thousands Canadian $, except per share amounts	3 Months Ended Mar 31		% Change
	2011	2010
Revenue	$7,414	$8,209	(10%)
Cost of Sales	$6,190	$5,012	24%
% of Revenue	83%	61%	22%
Gross Profit	$1,224	$3,197	(62%)
% of Revenue	17%	39%	(22%)
Expenses	$5,711	$2,922	95%
% of Revenue	77%	36%	41%
Income (loss) from Operations	($4,487	$275	(1732%)
% of Revenue	(61%)	3%	(64%)
Other Income (Expenses)	($1,694)	($1,282	32%
% of Revenue	(23%)	(16%)	(7%)
Net Income (loss) before Income Taxes and Non-Controlling Interests	($6,181)	($1,007)	514%
% of Revenue	(83%)	(12%)	(71%)
Net Income (loss) after Income Taxes and Non-Controlling Interests	($5,752)	($1,396)	312%
Earnings (loss) per share (Basic)	($0.20)	($0.05)	300%
Earnings (loss) per share (Diluted)	($0.20)	($0.05)	300%
Total Comprehensive Income (loss)	($8,190)	($4,283)	91%
% of Revenue	(110%)	(52%)	(58%)
Consolidated Depreciation & Amortization	$2,090	$2,504	(17%)
% of Revenue	28%	31%	(2%)
Stock based Compensation	$843	$717	18%
% of Revenue	11%	9%	3%
EBITDA (1)	($1,305)	$3,507	(137%)
% of Revenue	(18%)	43%	(17%)

(1) EBITDA is a non-GAAP financial measure. GLG calculates it by adding to net income before taxes (1) Depreciation and amortization expense as reported on the cash flow statement, (2) Other Income (Expenses), (3) Stock-based compensation expense, and (4) Non-controlling interest. This might not be the same definition used by other companies. For the discussion of EBITDA, and the reconciliation of EBITDA to net income before taxes and after minority interest under US GAAP, please see ‘Non-GAAP Financial Information”.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three Months Ended March 31, 2011

Revenue

Revenue for the three months ended March 31, 2011 which was derived from stevia sales and the sale of consumer beverage products was $7.4 million, a decrease of 10% compared to $8.2 million in revenue for the same period last year. The total sales of $7.4 million are composed of stevia sales of $5.8 million and consumer product sales of $1.6 million. Stevia sales of $5.8 million are net of intersegment sales to AN0C of $0.6 million. Stevia sales decreased by 28% compared to the prior period. This decrease in sales was driven by two main factors; 1) a decrease in the selling price of RA 80 products (25%) and 2) a decrease in the US-CAD exchange rate (6%). For RA 80 stevia products, although RA 80 equivalent volume shipped to customers was flat, the USD pricing for RA 80 products was 25% lower in the first quarter of 2011 relative to the pricing in place in the first quarter of 2010. In the first quarter of 2011 the US-CAD exchange rate was 0.9857 compared to 1.0401 for the first quarter of 2010 (6% decrease) as most of the Company’s stevia sales, for the first quarter, were in US dollars thus this had a negative effect on the revenues.

The Company’s consumer products business, AN0C had sales of $1.6 million in the first quarter of 2011. AN0C began its launch of the first six ready to drink tea beverages in China in the last week of March. This was a major milestone met by the AN0C team and marks the start of the first national sales and marketing campaign in China. The Company only began shipping orders to distribution centers in the last week of the quarter.

As at March 31, 2011, 100% of the Company’s sales are in foreign currencies and translated into Canadian dollars for financial reporting purposes. Approximately 78% of sales for the three month period are in US dollars and 22% are in RMB.

Cost of Sales

Cost of sales for the three months ended March 31, 2011 was $6.2 million compared to $5.0 million in cost of sales for the same period last year. The cost of sales related to the Stevia business was $5.0 million which is flat with the prior period. However, as a percentage of revenues it was 83% compared to 61% in the prior period, an increase of 22%. This is solely related to the decrease in sales prices period over period. Overall, production costs in the first quarter of 2011 compared to the first quarter of 2010 were flat.

The key factors that impact stevia cost of sales and gross profit percentages in each period include:

1.

The price paid for stevia leaf and the stevia leaf quality, which is impacted by crop quality for a particular year/period and the price per kilogram for which the extract is sold. These are the most important factors that will impact the gross profit of GLG’s stevia business;

2.	salaries and wages of manufacturing labour;

3.

The sale of by-products (also known as co-products) or further processing of by-products into high value added finished goods. Sales of by-products have historically increased the overall gross profit of the stevia business. With the addition of increased finished goods production facilities at Runhao, GLG expects continued processing of these by-products into additional finished products such as high purity RA and STV extracts as well as other finished products;

4.	Other factors which also impact stevia cost of sales to a lesser degree include:

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three Months Ended March 31, 2011

  Water and power consumption;

  Manufacturing overhead used in the production of stevia extract, including supplies, power and water;

  Net VAT paid on export sales;

  Exchange rate changes;

  Depreciation and capacity utilization of the stevia extract processing plants; and

  Depreciation of intangible assets related to intellectual property.

GLG’s stevia business is affected by seasonality. The harvest of the stevia leaves typically occurs starting at the end of the July and continues through the fall of each year. GLG’s operations in China are also impacted by Chinese New Year celebrations during the month of January or February each year, during which many businesses close down operations for approximately two weeks. GLG’s production year runs October 1 through September 30 each year.

Consumer Products

Cost of sales related to the consumer products business was $1.2 million and includes costs associated with bottling the beverage products, supplies and ingredients used to manufacture the beverages, and shipping the products to the different distribution channels. Shipping costs for the quarter represented 12% of cost of sales, however these costs are expected to have a lower impact in subsequent periods as the contracts negotiated provide for a lower per case shipping cost as more volume is achieved. In addition, the Company is further able to reduce these costs as it shifts OEM production to locations that are closer to its distributors. Since this period only reflects a few weeks of production and distribution activity the Company expects that costs of sales on a per unit basis will decrease as economies of scale are met and a full quarter of operations are reflected.

The key factors that impact consumer product cost of sales and gross profit percentages in each period include:

  The price paid for OEM manufacturing and bottling

  Material costs (bottles, caps, labels)

  Ingredient costs

  Shipping costs

Gross Profit

Gross profit for the three months period ended March 31, 2011 was $1.2 million, a decrease of 62% over $3.2 million in gross profit for the comparable period in 2010. The gross profit margin for the three months period ended March 31, 2011 for the Company as a whole was 17% compared to 39% for the three months ended March 31, 2010. On a disaggregated basis stevia products had a gross margin of 14% and the consumer products had a gross margin of 20%.

The decrease in gross profit for the stevia business for the first quarter 2011 compared to the first quarter of 2010 can be attributed to the factors detailed in the cost of sales and revenues section. Gross profit for the first quarter 2011 compared to the fourth quarter of 2010 before amortization on intangible assets was actually higher at 28% in the first quarter 2011 compared to 23% in the fourth quarter of 2010. After the addition of the intangible asset amortization ($816,00 for both periods), the first quarter gross profit margin was 14% compared to 19% for the fourth quarter 2010 due to a lower revenue basis in the first quarter 2011.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three Months Ended March 31, 2011

For the AN0C consumer products business the gross profit margin was 20% for the first quarter of 2011. Before shipping costs, the gross profit margin for AN0C’s beverage sales was 30% which is very close to the business plan margins. As stated in the cost of goods sold section, the first quarter only reflected limited volume and time and Management expects improved margins as volumes increase and a full quarter of production and shipments is reflected.

Selling, General, and Administration Expenses

Selling, General and administration (“SG&A”) expenses include sales, marketing, general, and administration costs (“G&A”), stock -based compensation, and depreciation and amortization expenses on G&A fixed assets. A breakdown of SG&A expenses into these components is presented on the following page:

In thousands Canadian $, except per share amounts	3 Months Ended Mar 31%
	2011	2010	Change
G&A	$2,611	$1,926	36%
Stock Based Comp	$843	$717	18%
G&A Amortization	$763	$279	173%
G&A AN0C	$1,494	$0
Total G&A Expenses	$5,711	$2,922	95%

G&A for the stevia business was for the three months ended March 31, 2011 was $2.6 million compared to $1.9 million in the same period in 2010. The increase of $0.7 million was due to

a)

Higher salaries and wages in the 2011 period due to increase in the minimum wage in China as well as full operations at the Runhao facility in Q1 2011 compared to Q1 2010 when the Runhao facility was opened.

b)	Extended maintenance periods during Chinese New Year at all four facilities in comparison to the prior period which only had three facilities for shorter maintenance periods.

G&A for the consumer beverage business was $1.5 million for the three month period ended March 31, 2011 compared to nil for the prior period. These expenditures were primarily for salaries as well as advertising and marketing costs (65% of G&A AN0C costs) to promote the business in this start-up phase.

Stock-based compensation was $0.8 million for the three months ended March 31, 2011 compared with $0.7 million in the same quarter of 2010. The slight increase is due the grant of restricted shares or option options in the second quarter of 2010. The number of common shares available for issue under the stock compensation plan is 10% of the issued and outstanding common shares. During the quarter, compensation from vesting stock based compensation awards was recognized, due to previously granted options, new granted and restricted shares.

G&A related depreciation and amortization expenses for the three months ended March 31, 2011 was $0.8 million which is an increase of $0.5 million over the $0.3 million at March 31, 2010. This is due to a) the increase in amortization of G&A related assets in China at GLG’s Runhai, Runhao and Runyang subsidiaries which came into operation during the second quarter of 2010 and b) during the maintenance period some of the amortization charges were allocated to SG&A rather than to inventory and cost of sales.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three Months Ended March 31, 2011

Other Expenses

In thousands Canadian $, except per share amounts	3 Months Ended Mar		%
	31		Change
	2011	2010
Other Income (Expenses)	($1,694)	($1,282)	32%
% of Revenue	(23%)	(16%)	(7%)

Other expenses for the three months ended March 31, 2011 was $1.7 million, a $0.4 million increase as compared to $1.3 million for the same period in 2010. Other expenses are mainly driven by interest expense that is incurred on the Company’s short term loans held in China. Interest expense increased by $0.5 million in the three months ended March 31, 2011 compared to March 31, 2010 due to the increase in the short term loan balance in China, combined with an increase in the average interest rate paid on the loans (5.89% at Q1 2011 compared to 5.31% at Q1 2010). This was slightly offset by a decrease of $0.1 million in foreign exchange loss.

Foreign Exchange Gains (Losses)

GLG reports in Canadian dollars but earns revenues in US dollars and Chinese Yuan (“RMB”) and incurs most of its expenses in RMB. Impacts of the appreciation or depreciation of the RMB against the Canadian dollar are shown separately in Accumulated Other Comprehensive income (“AOCI”) on the Balance Sheet. As at March 31, 2011, the exchange rate for RMB per Canadian dollar was 6.734 compared to the exchange rate of 6.6269 as at December 31, 2010 reflecting a depreciation of the RMB against the Canadian dollar. The balance of the AOCI was $3.2 million on March 31, 2011 compared to balance of $5.7 million as at December 31, 2010.

The foreign exchange gain or loss is made up of realized and unrealized gains or losses due to the depreciation or appreciation of the foreign currency against the Canadian dollar. Foreign exchange loss of $0.2 million for the first quarter of 2011 was slightly less than foreign exchange loss of $0.3 million for the comparable period in 2010. The table below shows the change in the Canadian dollar relative to the US dollar from December 31, 2008 to March 31, 2011.

The following table presents the exchange rate movement for the Canadian dollar relative to the US dollar and RMB as shown below.

Exchange rates	2007	2008	2009	2010	2010	2010	2010	2011
Noon rate (as compared to the	31-Dec	31-Dec	31-Dec	31-Mar	30-Jun	30-Sep	31-Dec	31-Mar
Canadian $)
U.S. Dollars	1.0120	0.8166	0.9515	0.9844	0.9429	0.9711	1.0054	1.0290
Chinese Yuan	7.3910	5.5710	6.5232	6.7204	6.3939	6.4977	6.6269	6.734

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three Months Ended March 31, 2011

Exchange rates	2007	2008	2009	2010	2010	2010	2010	2011
Noon rate (as compared to the US $)	31-Dec	31-Dec	31-Dec	31-Mar	30-Jun	30-Sep	31-Dec	31-Mar
Chinese Yuan	7.3141	6.8223	6.8270	6.8270	6.7813	6.6914	6.5911	6.5441

Income Tax Expense

In thousands Canadian $, except per share amounts	3 Months Ended Mar 31%
	2011	2010	Change
Income tax recovery (expense)	$181	($401)	(145%)
Income tax expense as a percent of revenue	2%	(5%)	7%

During the three months ended March 31, 2011 the Company recorded income tax recovery of $0.2 million, an increase of $0.6 million compared to the income tax expense of $0.4 million in the comparable period in 2010.

The income tax recovery for the three months ended March 31, 2011 was driven by tax benefits associated with share issuance costs.

Net Income (Loss) Attributable to the Company

In thousands Canadian $, except per share amounts	3 Months Ended Mar 31%
	2011	2010	Change
Net Loss	($5,752)	($1,396)	312%
percent of revenue	(78%)	(17%)	(61%)

The Company had a net loss attributable to the Company of $5.8 million, an increase of $4.4 million over the comparable period in 2010. The increase in net loss was driven by: (1) a decrease in gross profit of $2.0 million, (2) an increase in G&A expenses of $2.8 million mainly associated with the start-up of its AN0C joint venture, and (3) an increase in interest expense and other income/expenses of $0.4 million. These items were offset by the increase in income tax recovery of $0.6 million and the increase in loss attributable to non-controlling interests of $0.2 million.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three Months Ended March 31, 2011

Comprehensive Income

In thousands Canadian $, except per share amounts	3 Months Ended Mar 31		% Change
	2011	2010
Net Loss	($5,752)	($1,396)	312%
Other comprehensive income	($2,438)	($2,887)	(16%)
Total comprehensive income (Loss)	($8,190)	($4,283)	91%

The Company recorded total comprehensive loss of $8.2 million for the three months ended March 31, 2011, comprising $5.8 million of net loss attributable to the Company and $2.4 million of other comprehensive loss. The Company recorded a total comprehensive loss of $4.3 million for the three months ended March 31, 2010, comprised of $1.4 million in net loss and $2.9 million in other comprehensive loss.

The Company’s other comprehensive income (loss) is solely made up of the currency translation adjustments recorded on the revaluation of the Company’s investments in our Chinese and Hong Kong subsidiaries. The other comprehensive income (loss) is held in accumulated other comprehensive income until it is realized (i.e. the subsidiaries are sold), at which time it is included in net income (loss).

NON-GAAP Financial Measures

Earnings before Interest Taxes and Depreciation (“EBITDA”) and EBITDA Margin

EBITDA for the quarter ended March 31, 2011 was negative $1.3 million, compared to $3.5 million in EBITDA for the same period in 2010. The main drivers for the decrease in EBITDA are a) increased SG&A expenses attributable to the start-up of at the Company’s AN0C subsidiary and b) decreased gross profit in Q1 2011 for stevia sales.

The following table provides reconciliation to U.S GAAP net income.

In thousands Canadian $, except per share amounts	3 Months Ended Mar 31
	2011	2010
Income (Loss) Before Income Taxes and Non-Controlling Interests	($6,181)	($1,007)
Add:
Net Interest Expense	$1,494	$1,030
Non-Controlling Interest	$249	$11
Depreciation and Amortization	$2,090	$2,504
Foreign Exchange Loss (Gain)	$200	$252
Non-Cash Share Compensation	$843	$717
EBITDA	($1,305)	$3,507
EBITDA as a % of revenue	(18%)	43%

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three Months Ended March 31, 2011

Summary of Quarterly Results

The selected consolidated information below has been gathered from GLG’s quarterly consolidated financial statements for the previous eight quarterly periods:

In thousands Canadian $,	2011	2010	2010	2010	2010	2009	2009	2009
except per share amounts	Q1[1]	Q4[2]	Q3[2]	Q2[2]	Q1[1]	Q4[2]	Q3[2,3]	Q2[2,3]
Revenue	$7,414	($19,300)	$20,951	$10,468	$8,209	$13,264	$14,814	$10,805
Gross Profit $	$1,223	($3,654)	$6,994	$3,627	$3,197	$4,705	$4,095	$1,642
Gross Profit %	17%	19%	33%	35%	39%	35%	28%	15%
Net income (Loss)	($5,752)	($3,185)	$1,826	($228)	($1,396)	$488	$1,399	$371
Basic Income (Loss) Per Share	($0.20)	($0.12)	$0.07	($0.01)	($0.05)	$0.02	$0.07	$0.02
Diluted Income (Loss) Per Share	($0.20)	($0.12)	$0.07	($0.01)	($0.05)	$0.02	$0.06	$0.02

1.	Presented in conformity with US GAAP
2.	Presented in conformity with Canadian GAAP
3.	Restated for the periods Q1 2009 through Q3 2009 to reflect the 4:1 share consolidation that took place on November 5, 2009.

Note: The Company operates in two reportable operating segments, being the manufacturing and selling of a refined form of stevia and has operations in Canada and China and the sale of consumer products in China.

Quarterly Net Income (Loss)

The Company had a net loss attributable to the Company of $5.8 million, an increase of $4.4 million over the comparable period in 2010. The increase in net loss was driven by: (1) a decrease in gross profit of $2.0 million, (2) an increase in G&A expenses of $2.8 million mainly associated with the start-up of its AN0C joint venture, and (3) an increase in interest expense and other income/expenses of $0.4 million. These items were offset by the increase in income tax recovery of $0.6 million and the increase in loss attributable to non-controlling interests of $0.2 million.

There was a net increase in loss of $3.7 million for the three months ended December 31, 2010 compared to the same period in 2009. This net loss was driven by: (1) a decrease in gross profit of $1.3 million, (2) an increase in G&A expenses of $0.3 million, (3) an increase in income tax expenses of $1.1 million, and (4) an increase in other income and expenses of $1.0 million.

The net income increased by $0.4 million to $1.8 million for the three months period ended September 30, 2010 in comparison to the net income of $1.4 million for the same period of 2009. This $0.4 million increase in income was driven by: (1) an increase in gross profit of $2.9 million, (2) decrease in income tax expense of $1.0 million which were offset by, (3) an increase of $1.3 million in general and administrative costs, and (4) a decrease of $2.2 million from foreign exchange gain.

The net loss was $0.2 million for the second quarter of 2010, which was an increase of $0.6 million in comparison to the net income of $0.4 million for the same period of 2009. This $0.6 million increase in loss was driven by: (1) a decrease in foreign exchange gain by $1.7 million, (2) an increase in general and administrative expenses by $1.2 million, and (3) an increase in interest expense by $0.1 million, which was partly offset by (4) an increase in gross profit in the second quarter 2010 ($2.0 million) and (5) an increase in income tax recovery ($0.4 million) compared to the second quarter of 2009.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three Months Ended March 31, 2011

The net loss was $1.4 million for the first quarter of 2010 which was a decrease of $0.1 million as compared with a loss of $1.5 million for the same period in 2009. The decrease in loss was driven by: (1) an increase in gross profit in the first quarter 2010 ($2.2 million) compared to the first quarter of 2009, which was partly offset by (2) higher provision for income taxes in the first quarter 2010 (an increase of $1.1 million), (3) an increase in general and administrative expenses ($0.6 million) and (4) an increase in other expenses ($0.4 million).

The net income was $0.5 million for the fourth quarter of 2009 compared with a loss of $7.1 million for the comparable period in 2008. This $7.6 million improvement was driven mainly by (1) higher gross profit margin from increased production at GLG’s new facilities in Mingguang and Dongtai ($4.0 million), (2) foreign exchange gains driven by an appreciation of the Canadian dollar relative to US dollar in the fourth quarter ($2.3 million improvement) and (3) a reduction in one time provisions ($3.1 million) which were offset by an increase in G&A expenses ($0.2 million) a net interest expenses increase ($0.4 million) and a net reduction in income tax recoveries ($1.0 million).

Net income for the third quarter 2009 was $1.4 million, versus a loss of $1.0 million in the third quarter of 2008. This $2.4 million improvement was driven by (1) higher gross profit margin from increased production at GLG’s new facilities in Mingguang and Dongtai ($3.3 million) and (2) foreign exchange gains driven by an appreciation of the Canadian dollar relative to US dollar in the fourth quarter ($1.9 million) which were offset by an increase in G&A expenses ($1.2 million), a net interest expenses increase ($0.7 million) and a net increase in income taxes ($0.8 million).

Net income for the second quarter 2009 was $0.4 million, versus a loss of $1.6 million in the second quarter of 2008 or a $2.0 million decrease in loss. The decreased loss was driven by an improvement in gross profit margin in the second quarter of 2009 by $1.3 million, and an increase in other income of $1.8 million, which was offset by an increase in SG&A of $1.2 million.

Quarterly Basic and Diluted Earnings (Loss) per Share

The basic loss and diluted loss per share was $0.20 for the first quarter of 2011 compared with a basic and diluted net loss of $0.05 for the same period in 2010. The Company had a net loss attributable to the Company of $5.8 million, an increase of $4.4 million over the comparable period in 2010. The increase in net loss was driven by: (1) a decrease in gross profit of $2.0 million, (2) an increase in G&A expenses of $2.8 million mainly associated with the start-up of its AN0C joint venture, and (3) an increase in interest expense and other income/expenses of $0.4 million. These items were offset by the increase in income tax recovery of $0.6 million and the increase in loss attributable to non-controlling interests of $0.2 million.

The basic loss and diluted loss per share was $0.12 for the fourth quarter of 2010 compared with a basic net income per share of $0.02 and a diluted net income per share of $0.02 for the same period in 2009. The decrease in earnings per share were driven by: (1) a decrease in gross profit of $1.3 million, (2) an increase in G&A expenses of $0.3 million, (3) an increase in income tax expenses of $1.1 million, and (4) an increase in other income and expenses of $1.0 million.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three Months Ended March 31, 2011

The basic income and diluted income per share was $0.07 for the third quarter of 2010 compared with a basic net income per share of $0.07 and a diluted net income per share of $0.06 for the same period in 2009. The increase in earnings per share was driven by: (1) an increase in gross profit of $2.9 million, (2) a decrease in income tax expense of $1.0 million which were offset by, (3) an increase of $1.3 million in general and administrative costs, and (4) a decrease of $2.2 million from foreign exchange gain.

The basic loss and diluted loss per share was $(0.01) for the second quarter of 2010 compared with a basic and diluted net income per share of $0.02 for the same period in 2009. The increase in loss per share for the second quarter 2010 was driven by: (1) an increase in general and administrative expenses and (2) a decrease in foreign exchange gain, which was partially offset by (3) an increase in gross profit in the second quarter 2010 and an increase in income tax recovery compared to the second quarter of 2009.

The basic loss and diluted loss per share was $(0.05) for the first quarter of 2010 compared with a loss per share of $(0.08) for the comparable period in 2009. The decrease in loss per share for the first quarter 2010 compared to the first quarter of 2009 was driven by: (1) an increase in gross profit in the first quarter 2010 compared to the first quarter of 2009, which was offset by (2) higher provision for income taxes in the first quarter 2010, (3) an increase in general and administrative expenses and (4) an increase in other expenses.

The basic earnings per share were $0.02 for the fourth quarter 2009 compared with $0.07 for the basic earnings per share for the third quarter of 2009. The decline in earnings per share for the fourth quarter compared to the third quarter of 2009 can be attributed to: (1) increased number of shares in the fourth quarter due to the NASDAQ public offering of 3.2 million common shares completed in November 2009 ($0.01 per share impact on Q4 EPS result), and (2) a decrease in the fourth quarter net income compared to the third quarter of $0.9 million ($0.04 per share decline in Q4 EPS).

The decrease of $0.9 million in the fourth quarter net income compared to the third quarter can be accounted for as follow: (1) a decrease in foreign exchange gains ($2.5 million reduction) relative to the third quarter; and (2) an increase in SG&A expense of $0.6 million in the fourth quarter relative to the third quarter, which was partially offset by (3) higher gross profit in the fourth quarter ($0.8 million improvement) relative to the third quarter; (4) a higher income tax recovery recognized in the fourth quarter ($1.2 million improvement) relative to the third quarter; and (5) a decrease in interest expense of $0.2 million.

The basic earnings per share were $0.07 and diluted earnings per share were $0.06 for the third quarter 2009 compared with $0.02 for the basic and diluted earnings per share for the second quarter of 2009. The improvement in earnings per share for the third quarter compared to the second quarter of 2009 can be attributed to high gross profit which was driven by higher revenues and higher other income generated in the fourth quarter relative to the second quarter.

The basic earnings and diluted earnings per share were $0.02 for the second quarter 2009 compared with basic and diluted loss of $0.08 per shares for the first quarter of 2009. The improvement in earnings per share for the second quarter compared to the first quarter of 2009 can be attributed to higher gross profit which was driven by higher revenues and higher other income generated in the second quarter relative to the second quarter.

Capital Expenditures

In thousands Canadian Dollars	First Quarter		%
	2011	2010	Change
Capital Expenditures	$337	$2,813	(88%)

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three Months Ended March 31, 2011

GLG’s capital expenditures of $0.3 million for the first quarter of 2011 reflected a decrease of 88% in comparison to $2.8 million in the first quarter of 2011. There were no significant asset purchases in the first quarter of 2011 where as in the first quarter of 2010 capital expenditures were incurred for the purchase of testing and other equipment ($1.8 million) and construction of additional water treatment facilities at one of the Company’s primary processing plants ($1.0 million).

Liquidity and Capital Resources

In thousands Canadian Dollars	31-Mar-11	31-Dec-10
Cash and Cash Equivalents	$58,250	$23,817
Working Capital	$58,664	$6,999
Total Assets	$317,829	$281,407
Total Liabilities	$115,469	$129,399
Loan Payable (<1 year)	$89,624	$100,131
Loan Payable (>1 year)	$0	$0
Total Equity	$196,508	$152,004

Cash Flows: Three months ended March 31, 2011 and 2010

Cash used by operating activities before changes in non-cash working capital was $3.0 million in the three month period ended March 31, 2011 compared to $2.4 million generated in the same period of 2010. This decrease in cash generated by operating activities can be attributed to the lower gross profit and higher SG&A expenses associated with the start-up of its AN0C joint venture for the quarter ended March 31, 2011 compared to the same period for 2010.

Non-cash working capital items used $7.0 million of cash in the three month period ended March 31, 2011 relative to $8.1 million non-cash working capital used in the 2010 comparable period. The $1.1 million dollar decrease in cash used from non-cash working capital in the three months ended March 31, 2011 compared to the comparative 2010 period, was due to changes in 1) the decreases in inventory of $3.3 million, 2) the decreases in accounts receivable of $8.7 million, 3) the decreases in net taxes recoverable of $1.1 million, which were partially offset by 4) the increase in accounts payable and interest payable of $3.0 million and 5) the increase in prepaid expenses of $9.0 million which was mainly for prepayments made to OEM bottlers for AN0C’s production requirements.

Cash used by investing activities was $0.8 million during the first quarter of 2011, compared to cash used by investing activities of $5.9 million in the same period in 2010. There were limited expenditures in the first quarter of 2011 compared to the first quarter of 2010 when the Company was making significant purchases for assets at the Runhao facility.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three Months Ended March 31, 2011

Cash generated by financing activities was $46.3 million in the first quarter of 2011 compared to $8.9 million in the same period in 2010. The increase of $37.4 million was primarily driven by a) the net increase of $54.2 the cash provided by the issuance of common shares in the first quarter in 2011 which was raised as part of the Company’s short form prospectus equity raise and b) an equity contribution by a non-controlling interest of $2.7 million. These items were partially offset by c) the net decrease in the issuance of short term loans of $18.1 million and d) the net increase in repayments to related parties of $1.4 million.

Financial Resources

Cash and cash equivalents increased by $34.4 million during the three months ended March 31, 2011. Working capital increased to $58.7 million from the year-end 2010 position of $7.0 million. The working capital increase can be attributed to a net increase of cash due to the issuance of common shares from the Company’s short form prospectus and collection of accounts receivable as well as an increase in inventory and prepaid expenses. See balance sheet discussion below for movement in specific accounts. The decrease of short term loans was $10.5 million due to the repayment without renewal of a $60,000,000 RMB loan in the first quarter.

The Company’s working capital and working capital requirements fluctuate from quarter to quarter depending on, among other factors, the annual stevia harvest in China (third and fourth quarter each year), the production output along with the amount of sales conducted during the period. The value of raw material in inventory is the highest in the fourth quarter due to the fact that the Company purchases leaf during the third and fourth quarter for the entire production year which runs October through September each year. The Company’s principal working capital needs include accounts receivable, taxes receivable, inventory, prepaid expenses, and other current assets, and accounts payable and interest payable.

Balance Sheet

In comparison to December 31, 2010, the total assets increased by $36.4 million as at March 31, 2011, which was split by an increase in current assets of $40.0 million and a decrease in fixed and other long term assets of $3.6 million. The increase in the current assets was mainly driven by the following:

1.

Increase of $1.5 million in inventory. The key drivers for the net change were: (a) the net decrease of $6.0 million in raw materials inventories. The net decrease in Stevia raw material inventories was $7.1 million as there was an increase of $1.1 million for AN0C, (b) the increase in work in progress inventories of $6.3 million to meet future 2011 customer order commitments; and (c) the $1.2 million increase in finished product inventories (which includes an increase of $0.4 million related to AN0C).

2.	Increase in cash and cash equivalents of $34.4 million, which can be attributed to the proceeds for the February 2011 equity financing.
3.	Increase in prepaid expenses of $14.1 million, which is mainly driven by prepayments for AN0C production to contracted OEM bottlers.
4.	Increase in taxes recoverable of $0.1 million

These were partially offset by

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three Months Ended March 31, 2011

5.	Decrease of $10.1 million accounts receivable due to the collection of cash in the first quarter of 2011, which related to sales in the fourth quarter of 2010.

The decrease in the fixed and other long term assets of $3.6 million was mainly due to amortization and the depreciation of the Canadian dollar against the RMB. This was slightly offset by some additions to property, plant and equipment and the increase in the deferred income tax asset.

Current liabilities decreased by $11.7 million as at March 31, 2011 in comparison to December 31, 2010, driven by a net decrease in short term loans of approximately $10.5 million and a decrease in accounts payable of $1.1 million. The change in current liabilities was further decreased by the decrease in due to related parties and advance from a customer of $0.1 million.

Long term liabilities decreased by $2.2 million due to the reduction of the related party loan which was repaid with the cash collected from the accounts receivable, as well as the decrease in the deferred income tax liability. At March 31, 2011 this was in an asset position rather than a liability position as at December 31, 2010.

Shareholders’ equity increased by $50.4 million due to issuance of common shares for the equity financing and stock based compensation of $52.7 million, a decrease in accumulated other comprehensive income of $2.4 million, an increase in deficit of $5.7 million, and an increase in non-controlling interests of $5.8 million.

China Lines of Credit and Short Term Loans

As at March 31, 2011, the Company had the following short term loans balances in China to finance its expansion and operations:

Loan amount in	Loan amount in RMB	Maturity	Interest rate per	Lender
C$		Date	annum
2,970,000	20,000,000	May 24, 2011	6.06%	Agricultural Bank of China
8,910,000	60,000,000	June 17, 2011	6.06%	Agricultural Bank of China
4,455,000	30,000,000	June 22, 2011	5.40%	Construction Bank of China
4,455,000	30,000,000	June 28, 2011	6.67%	CITIC Bank
2,970,000	20,000,000	June 29, 2011	6.06%	Agricultural Bank of China
8,910,000	60,000,000	July 2, 2011	5.85%	Agricultural Bank of China
14,850,000	100,000,000	July 27, 2011	5.59%	Bank of Communication
2,524,500	17,000,000	July 29, 2011	6.06%	Agricultural Bank of China
2,970,000	20,000,000	August 5, 2011	6.02%	CITIC Bank
14,850,000	100,000,000	August 25, 2011	5.63%	Bank of Communication
2,970,000	20,000,000	August 30, 2011	6.06%	Agricultural Bank of China
2,970,000	20,000,000	September 14, 2011	6.67%	CITIC Bank
1,485,000	10,000,000	September 28, 2011	6.06%	Agricultural Bank of China
1,485,000	10,000,000	October 18, 2011	6.06%	Agricultural Bank of China
445,500	3,000,000	October 28, 2011	6.18%	Agricultural Bank of China
4,455,000	30,000,000	October 28, 2011	6.18%	Agricultural Bank of China

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three Months Ended March 31, 2011

Loan amount in	Loan amount in RMB	Maturity	Interest rate per	Lender
C$		Date	annum
2,970,000	20,000,000	December 17, 2011	5.31%	Construction Bank of China
4,455,000	30,000,000	December 23, 2011	6.06%	Construction Bank of China
89,100,000	600,000,000

During the period ended March 31, 2011 the Company repaid a loan totaling $8,988,000 CAD (60,000,000 RMB). The loan was held by the Bank of Construction in China at an interest rate of 5.31% per annum. The short term loan and bank loans do not have any attached covenants.

The assets of the Company’s subsidiaries have been pledged as collateral for the short term bank loans. Land of two subsidiaries has also been used as collateral for the above facilities.

Financial and Other Instruments

The Company’s financial instruments comprise cash and cash equivalents and restricted cash, classified as “held-for-trading”, accounts receivable and certain other assets that are financial instruments, classified as “loans and receivables”, and short term loans, accounts payable, interest payable, advance from customer, due to related party, and non- current bank loan, classified as “other financial liabilities”. The Company currently does not have any hedge instruments.

As at March 31, 2011, the Company recorded cash and cash equivalents at fair value. Recorded amounts for accounts receivable, accounts payable and accrued liabilities, short term loans, interest payable, advances from customers, and due to related party approximate their fair values due to the short-term nature of these instruments.

Credit risk is the risk of loss associated with the counterparty’s inability to fulfill its payment obligations. The Company’s primary credit risk is on its cash and cash equivalents, restricted cash and accounts receivable.

The Company limits its exposure to credit risk by placing its cash and cash equivalents with various financial institutions. Given the current economic environment, the Company monitors the credit quality of the financial institutions it deals with on an ongoing basis.

The Company has a high concentration of credit risk as the accounts receivable was owed by fewer than ten customers. However, the Company believes that it does not require collateral to support the carrying value of these financial instruments. The carrying amount of financial assets represents the maximum credit exposure. The Company reviews financial assets, including past due accounts, on an ongoing basis with the objective of identifying potential events or circumstances which could delay or prevent the collection of funds on a timely basis. Based on default rates on customers with receivable balances at March 31, 2011, the Company believes that there are minimal requirements for an allowance for doubtful accounts against its accounts receivable.

Foreign exchange risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of a change in foreign exchange rates. The Company conducts its business primarily in US dollars, RMB, Canadian dollars and Hong Kong dollars. The Company is exposed to currency risk as the functional currency of its subsidiaries is other than Canadian dollars.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three Months Ended March 31, 2011

The majority of the Company’s assets are held in subsidiaries whose functional currency is the RMB. The RMB is not a freely convertible currency. Many foreign currency exchange transactions involving RMB, including foreign exchange transactions under the Company’s capital account, are subject to foreign exchange controls and require the approval of the PRC State Administration of Foreign Exchange. Developments relating to the PRC’s economy and actions taken by the PRC government could cause future foreign exchange rates to vary significantly from current or historical rates. The Company cannot predict nor give any assurance of its future stability. Future fluctuations in exchange rates may adversely affect the value, translated or converted into Canadian dollars of the Company’s net assets and net profits. The Company cannot give any assurance that any future movements in the exchange rates of RMB against the Canadian dollar and other foreign currencies will not adversely affect its results of operations, financial condition and cash flows. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

All of the Company’s operations in China are considered self-sustaining operations. The assets and liabilities of the self-sustaining operations are translated at exchange rates prevailing at the balance sheet date.

As of March 31, 2011, assuming that all other variables remain constant, a change of 1% in the Canadian dollar against the RMB would have an effect on other comprehensive income of approximately $1.3 million (2010 –$1.2 million.

The Company’s US operations and Canadian operations are primarily exposed to exchange rate changes between the US dollar and the Canadian dollar. The Company’s primary US dollar exposure in Canada relates to the revaluation into Canadian dollars of its US dollar denominated working capital.

As of March 31, 2011, assuming that all other variables remain constant, an increase of 1% in the Canadian dollar against US dollar would have an effect on net income of approximately $0.2 million (2010 - $7 thousand).

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. It is the Company’s intention to meet these obligations through the collection of accounts receivable, receipts from future sales, current cash and cash equivalents, short term investments, available lines of credit in China and possible issuance of new equity or debt instruments.

The Company is dependent on obtaining regular financings in order to continue its expansion programs and repay amounts due under current short term loans. Despite previous success in acquiring these financings, there is no guarantee of obtaining future financings on terms acceptable to the Company.

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its cash and cash equivalents, restricted cash, short term bank loans, and due to related party at March 31, 2011. The interest rates on these financial instruments fluctuate based on the bank prime rate. As at March 31, 2011 with other variables unchanged, a 100-basis point change in the bank prime rate would have a net effect of approximately $359,098 (2010 – $774,649) on net income (loss).

Contractual Obligations

(a)

The Company has two 5-year operating leases with respect to land and production equipment at the Qingdao factory in China. The leases expire in 2011, and the annual minimum lease payments are approximately $148,500 (RMB1,000,000).

(b)

The Company entered into a 30-year agreement with the Dongtai City Municipal Government, located in the Jiangsu Province of China, for approximately 50 acres of land for its seed base operation. Rent of $117,315 (RMB790,000) is paid every 10 years.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three Months Ended March 31, 2011

(c)

The Company entered into a 5-year agreement for office premises beginning June 1, 2011. The annual minimum lease payments are approximately $142,000. The Company has 2 months remaining on a short term lease for office premises. The total lease payments for office premises in 2011 are expected to be $72,385.

(d)	The Company entered into a 2-year agreement for office premises beginning April 2011, located in the Anhui Province of China. The annual minimum lease payments are approximately $173,000 ($1,163,216 RMB) per year. The total lease payments in 2011 are expected to be $129,553 ($874,412 RMB).

A summary of the Company’s contractual obligations with defined payment dates is presented below.

In thousands Canadian Dollars	2011	2012	2013	2014	2015	Thereafter	Total
Operating Leases	$350	$314	$187	$147	$148	$235	$1,381

(e)

In April 2008, the Company signed a 20-year agreement with the government of Juancheng County in the Shandong Province of China, which gave the Company exclusive rights to build and operate a stevia processing factory as well as the exclusive right to purchase high quality stevia leaf grown in that region. The agreement requires the Company to make a total investment in the Juancheng region of $58,308,000 (US$60,000,000) over the course of the 20-year agreement to retain its exclusive rights. As of March 31, 2011, the Company has not made any investment in the region.

Capital Structure

Outstanding Share Data as at May 16, 2011

Shares
Common Shares Issued	32,661,212
Reserved For Issuance
Warrants	2,645,000
Stock Options	259,290
Reserved For Issuance - Other	62,500
Total Reserved For Issuance	2,966,790
Fully Diluted Shares	35,628,002

Subsequent to March 31, 2011 11,250 stock options were granted. This transaction is reflected in the outstanding shares and fully diluted shares information above.

Off-Balance Sheet Arrangements

The Company had no off-balance sheet arrangements.

Transactions with Related Parties

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three Months Ended March 31, 2011

In addition to the transactions disclosed elsewhere in these consolidated financial statements, the Company has agreements with Grand Leaf Group Ltd. (“Grand Leaf”), PALCO International Inc. (“PALCO”), GLG International Development Company (“GLG International”), AAFAB Corporation (“AAFAB”) and BISM Ltd. (“BISM”) for executive and management consulting services. These Companies are related as they are owned by senior officials and directors of the Company.

The amount of these transactions and outstanding balances as at March 31, 2011 are as follows:

a)	During the three months ended March 31, 2011, the Company paid or accrued consulting fees totaling $157,712 (March 31, 2010 - $76,185) for the services provided by Grand Leaf. As at March 31, 2011, there was nil (December 31, 2010 - $367,148) payable to Grand Leaf.
b)	During the three months ended March 31, 2011 the Company paid or accrued consulting fees of nil (March 31, 2010 - $41,902) and $14,786 (March 31, 2010 - $15,578)) to PALCO and AAFAB respectively. As at March 31, 2011, there was nil (December 31, 2010 - nil) payable to PALCO and nil (December 31, 2010 - nil) payable to AAFAB.
c)	During the three months ended March 31, 2011, the Company paid or accrued consulting fees totaling $13,554 (March 31, 2010 - $16,902) to BISM. As at March 31, 2011, there was nil (December 31, 2010 - nil) payable to BISM.
d)	During the three months ended March 31, 2011, the Company paid or accrued management fees totaling $100,000 (March 31, 2010 - $100,000) to GLG International. As at March 31, 2011 there was $100,000 (December 31, 2010 - $400,000) payable to GLG International.

During the year ended December 31, 2009, the Company obtained loans totaling US $6,892,000 from the Company’s Chairman and Chief Executive Officer (Lender). The loans bear interest at the US dollar prime rate posted by the Bank of Canada plus 3% per annum. The Company used the loan proceeds for corporate working capital purposes and to fund the required initial investment in the Runhao subsidiary in China.

During the year ended December 31, 2010, the Lender, agreed to consolidate all outstanding loans and accrued interest with a new 2 year term loan with effect from June 1, 2010. The Company also obtained two new loans from the Lender in the amounts of US $1,500,000 and $700,000 respectively. The loans bear interest at the US dollar prime rate posted by the Bank of Canada plus 4% per annum and have maturity dates of December 1, 2012 and December 23, 2012. In the three months ended March 31, 2011 the loan in the amount of US $1,5000,000 was repaid.

The Company obtained a loan of US $100,000 from a company controlled by a director of the Company. The loan bears interest at the US dollar prime rate posted by the Bank of Canada plus 3% per annum and matures June 9, 2011. This loan was repaid with interest in the three months ended March 31, 2011. The outstanding loan balance as at March 31, 2011, is as follows:

Loan amount in C$	Loan amount in US$	Maturity Date	Interest rate per annum	Related Party
$3,854,989	$3,966,855	June 1, 2012	Bank Canada US Dollarprime rate + 3%	A director and officer
680,260	700,000	December 23, 2012	Bank Canada US Dollarprime rate + 4%	A director and officer
$4,535,249	$4,666,855

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three Months Ended March 31, 2011

These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Market and Key Markets Outlook

China

The Company believes that China presents the largest market opportunity for its high-grade stevia products and future growth. There are two opportunities that the Company sees and is currently developing.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three Months Ended March 31, 2011

(1) Zero or reduced calorie consumer products - The Company announced the AN0CTM joint venture in December 2010 and has launched the first six AN0CTM beverage products in late March 2011. AN0C is expected to contribute to a material new revenues in 2011 (see AN0C revenue outlook section for details) China’s per capita GDP is expected to grow from RMB 9,315 in 2007 to RMB 28,195 in 20171 and with its expected growth will come increased consumption in the food and beverage sector in China. Since China opened its door to the world in 1978, the China food industry has kept a 13.1% average annual growth rate from 1980 to 2001. In 2001, the total China food industry revenue reached RMB 900 billion (equivalent to about US$ 130 billion). More recently, from 2002 to 2009, the food industry in China kept a 23% average annual growth rate and in 2009, the total revenue reached RMB 4.7 trillion (equivalent to US$ 693 billion). The Company believes that China’s food industry will continue its fast growth for the next 10-20 years, as the Chinese middle class population and wealth continues to increase.

(2) Industrial sales of stevia extract for use by the food and beverage Industry- China's continued growth in GDP and expansion of its middle class has resulted in strong growth in China's food and beverage Industry. This, in turn, has resulted in strong growth in domestic sugar demand. Domestic production of sugar in China has not been sufficient to meet the growing demand for sugar in China which has resulted in a shortfall of sugar production. In 2009, China imported over 1.5 million metric tons of sugar worth approximately US$1.1 billion. The latest statistics that the Company has for 2010 show that the shortfall is expected to reach 3 million metric tons of sugar for 2010. This sugar shortage is expected to grow as the population continues to grow and per capita sugar consumption increases. China has also seen a large increase in health related problems including growth in diabetes and obesity rates.

As a result of these two major issues, GLG has been in discussions with FXY, its China partner, and the Chinese central government on a plan to address: (a) the domestic sugar shortage, (b) health concerns over too much sugar in the diet and; (c) the creation of more wealth for China's farmers through stevia production. The plan is to provide to the China Sugar Reserve (“CSR”) a blend of sugar and stevia to reduce calories by 67% relative to traditional natural sugar-based sweeteners for use in food and beverage products in China. We believe that the blended sugar/stevia approach to sweeteners in China offers the following advantages:

A.	stevia is more agriculturally efficient compared with sugar as it requires approximately 1/12th the land to grow;
B.	stevia provides higher income to farmers than other crops (approximately two to three times).
C.

we believe that a sugar/stevia blend (“Low Calorie Sugar”) is a healthier sweetener, with half the calories of sugar while providing a similar taste and mouth feel sugar. We believe that the use of Low Calorie Sugar will help to address the growing concerns over obesity and diabetes rates in China; and

D.	Low Calorie Sugar requires sixty-seven percent less sugar to produce, so the blend helps to address the growing sugar shortage issue.

[1]	Freedonia Beverage Containers in China Report, May 1, 2009.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three Months Ended March 31, 2011

The China Sugar Reserve Opportunity for GLG

Although no definitive agreement has been entered into with respect to the CSR opportunity, based on a series of discussions between CSR, GLG and its partner FXY, the Company expects the CSR opportunity to be developed as follows:

A.	all Low Calorie Sugar products to meet the specifications of the CSR have now been approved;
B.	FXY has been approved as a supplier to the CSR for these products;
C.	the first phase of delivery for the CSR opportunity is expected to be in the fourth quarter of 2011;
D.

GLG and its China partner are now working on a delivery plan for the first phase of the opportunity, which is expected to require approximately 500 metric tons of high grade stevia sales from GLG (see revenue outlook for 2011 revenue assumption);

E.

the total size of the opportunity that is under discussion is expected to be approximately one million metric tons of Low Calorie Sugar which will require approximately 5,000 MT of high grade stevia and one million metric tons of sugar;

F.	FXY has confirmed that it will use GLG’s BlendSure as the high grade stevia used for its LCS product and;
G.

the Company is working on the plan to plant sufficient stevia and expand capacity to meet the 5,000 MT high grade stevia requirement. GLG currently has approximately 2,000 metric tons of BlendSure capacity.

GLG’s partner FXY is on schedule to complete the first 10,000 Metric Tons healthy sugar production line at the end of September, 2011. Completion of this expansion is an important milestone in moving the Health Sugar opportunity forward with the China Sugar Reserve in order to demonstrate the production capabilities.

Distribution Relationships in Key Markets

Given the significance of the China market opportunity to the Company’s expected future growth, the Company’s distribution arrangements in other key markets will be its main approach to sales outside of China. The Company signed a number of these distribution agreements in 2010 for South America, Australia, New Zealand, Mexico, the US, India and the Middle East. These distribution agreements are expected to contribute significantly to stevia revenues outside of China in 2011. These agreements have been increased during the first quarter of 2011 with agreements being signed with M. Cassab for Brazil and Argentina and International Flavour and Fragrances. A news sales office has also been established in Europe to focus on the EMEA & India region for additional opportunities in advance of an expected positive regulatory ruling in the EU and India in 2011. The Company continues to see global demand for stevia extracts to be used either in a zero calorie application or a blend of sucrose and stevia for reduced calorie/better-for-you products.

The Company is currently in discussions with other distributors to further its 2011 business development goals, which are expected to be announced throughout the balance of 2011 for the US, China, Europe, Africa and other Asian markets .

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three Months Ended March 31, 2011

Business Outlook Summary

1.

Sugar was close to record 30 year prices at the start of 2011 (approximately $700 per ton) and have come down since that time (approximately $600 per ton). We believe in the long term that sugar prices will remain high in the future driven by supply shortages and material increases in demand.

2.

Global shortages for sugar are now occurring, which are expected to impact most local markets in the world through a combination of supply shortages and higher ingredient prices that food and beverage Companies will need to pay.

3.	Health concerns over obesity and diabetes remain high and are driving both government policy (e.g. Mexico, China) and new product introductions.
4.

The natural products market in North America has shown strong growth in the past five years and is expected to also show strong growth in other global markets where the Company distributes its products.

As a result of these key trends and issues, the Company sees continued strong growth ahead in 2011 and beyond for its products. GLG has successfully demonstrated in 2010 that a stevia/sugar blend not only meets the tastes requirement for sweeteners, but also is now more cost effective than sugar. AN0CTM’s products also are expected to demonstrate consumer products can be sweetened with stevia in both a zero calorie or reduced calorie variety while providing a similar taste to fully sugar sweetened products in the Chinese market in 2011.

2011 Outlook

GLG financial guidance for 2011 includes both its stevia sweetener business as well as its new consumer products business (AN0CTM). This is a pivotal year for the Company as it continues to grow its stevia business and launch its consumer products joint venture AN0CTM.

The Company's guidance for 2011 prepared in accordance with US GAAP is as follows:

$Canadian Millions	Lower End	Upper End
Revenue	$160	$200
Earnings Before Interest Tax & Depreciation (EBITDA)[1]	$30	$39
Capital Expenditures (CAPEX)	$5	$10

A breakdown of 2011 guidance by the Company’s two main business segments (stevia sweeteners and consumer products) is as follows:

$Canadian Millions	Lower End	Upper End
Stevia Revenue	$90	$100
AN0C Revenue[2]	$70	$100
Stevia EBITDA	$30	$33
AN0C EBITDA[3]	$0	$6
Stevia CAPEX	$5	$10
AN0C CAPEX	$0	$0

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three Months Ended March 31, 2011

1.	EBITDA is a non-GAAP financial measure. GLG calculates it by adding to net income before taxes:
	(1)	depreciation and amortization expense as reported on the cash flow statement,
	(2)	other income (expenses),
	(3)	stock-based compensation expense, and
	(4)	non-controlling interest. This might not be the same definition used by other companies.
2.	At 100% Consolidation
3.	At 80% Consolidation to reflect 20% minority interest in joint venture

Stevia Revenue Forecast

The stevia sweetener business is expected to grow 53 to 70% from 2010 with the largest portion expected to come from China. The Company has assumed the initial delivery of the healthy sugar order to the China Sugar Reserve will commence in the fourth quarter of 2011 and the full delivery of the first unit in 2012. Key growth markets outside of China include the US, Mexico, South America, the Middle East, India and Australia. Other key assumptions include raw sugar prices remaining in the range of $600 to $800 per metric ton and the RMB to USD exchange rate declining approximately 3% in 2011. The Canadian dollar to the US dollar exchange rate is assumed to be at par for the year. Q1 has a traditionally low activity level, revenue in the first half of 2011 is expected to be similar to the amount generated in both 2009 and 2010 and is expected to account for approximately 20 to 25% of the full year revenue forecast. Q2 revenue is expected to be 65% of the first half of stevia revenue as our distributors are expected to require more products in Q2 after they work for product inventories delivered in the fourth quarter of 2010 and new distributors are signed up in 2011. As of May 16th, we have seen (1) Sugar prices decrease from the start of 2011 to approximately $600 per metric ton, (2) a decline in the RMB to USD exchange to 1.7% and, (3) the Canadian Dollar has risen above the USD by approximately 3%. We will continue to monitor these critical assumptions, however as of May 16th, 2011 they remain within an acceptable range where do not anticipate them to contribute negatively to our revenue forecast.

Stevia EBITDA Forecast

Stevia is expected to generate $30 to $33 million of EBITDA in 2011. Lower EBITDA profitability in the first half of 2011 has been assumed due to an expected decline in the RMB to US dollar exchange rate and relatively lower revenues in the first half. EBITDA margins are expected to improve in the last half of 2011 with the expected introduction of Huinong 2 (“H2”) special leaf variety in the 2011 harvest year. It is expected the Company will grow 100% of its stevia leaf requirements in 2011 with the H2 strain. As previously announced, the H2 strain is expected to deliver reduced stevia leaf processing costs starting in late third quarter 2011. Also, as approximately 75% of the projected revenues are expected to be generated in China, any future appreciation of the RMB against the USD will have a much lower impact on GLG’s projected EBITDA. As of May 16th, we can confirm (1) our expectations that 100% of this year’s stevia harvest is expected to come from our Huinong 2 seed variety which is critical to our assumption on decreasing production costs starting late Q3, 2011 and (2) 75% of revenues are still expected to be generated within China in 2011. One other factor that we will continue to monitor however is the inflation rate in China and impact on our cost base in China. We will continue to monitor these critical assumptions, however as of May 16th, 2011 they remain within an acceptable range where do not anticipate them to contribute negatively to our stevia EBITDA forecast.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three Months Ended March 31, 2011

Capex Forecast

The Company is expected to incur some maintenance capital expenditures for its four stevia processing facilities in China and does not expect to increase capacity in 2011 based on the stevia revenue forecast for 2011. The current revenue generating capacity of its four facilities is between $250 and $300 million per annum. As of May 16th, we do not see any change to the outlook for capex.

AN0CTM Revenue Forecast

The AN0CTM revenue forecast assumes the launch of 12 beverage products including six iced tea drinks, three juice drinks and three dairy drinks in 2011, with the initial product launch occurring in late first quarter or early second quarter. There are two major sales seasons in China for the beverage market, which have historically been January through March and July through September. GLG will be able to catch only the second major sales season for 2011. However, 2012 and beyond sales will include both major selling periods.

Other key assumptions for the revenue forecast include the Company’s expectation that the China food and beverage market will grow 20% in 2011 and that the Company will be able to launch its products in China nationwide, covering both major and regional cities in most provinces. With the positive consumer reaction to our first six beverage products and approximately 300 large distributors contracted as of May 16th, 2011 to purchase volumes from AN0C through December 31, 2011 and the expectation to sign additional distributors prior to the start of the third quarter, we are maintaining our full year guidance for the AN0C business. We are increasing our expectation about the timing of when AN0C’s revenue is expected to be delivered in 2011. AN0C™ revenue in the first half of 2011 has been increased from 20 to 25% of full year forecasted revenue and revenue expected to be generated by the end of the third quarter has been increased to 75% of the full year projected revenues for AN0CTM.

AN0CTM EBITDA Forecast

AN0CTM’s EBITDA is expected to generate between $0 and $6 million EBITDA in 2011. First priority for the development of the AN0CTM business is to take a leading position in the marketplace and to build a number one brand (both GLG corporate and AN0CTM for consumer products) in the all natural, zero calorie food and beverage sector. With this achievement it is expected that AN0CTM should achieve the largest market share for the all natural and zero calorie market segment with plans to penetrate most of the other major food and beverage market segments in 2011. These are the most important objectives for AN0CTM in 2011 rather than EBITDA generation.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three Months Ended March 31, 2011

The AN0CTM senior executive team has many years of experience in operating profitable, multi-billion dollar beverage companies in China and has developed a plan to get the business to positive EBITDA in the first year of operation. GLG joint venture partner, China Agriculture and Healthy Foods Company Limited (“CAHFC”) also has lower ingredient costs by utilizing GLG stevia extracts relative to the use of sugar. On a sweetness equivalency, CAHFC has lowered its sweeteners cost by 40 to 50% by using GLG BlendSure™ stevia extract in the production of AN0CTM’s food and beverage products, as compared to sugar. As of May 16th 2011 we are not changing our expectation for 2011 AN0C EBITDA, however similar to the stevia business we will continue to monitor the impact of China inflation on our operating costs of this business. There is also the possibility of needing to increase our marketing expenditures to support our objective of obtaining the number one brand and market share in China for all natural zero and low calorie sweetened beverages.

International Financial Reporting Standards ("IFRS")

The Accounting Standards Board of the Canadian Institute of Chartered Accountants requires all publicly accountable enterprises to report under International Financial Reporting Standards (IFRS) for the years beginning on or after January 1, 2011. However, National Instrument 52-107 allows foreign issuers, as defined by the Securities and Exchange Commission (SEC), such as GLG, to file with Canadian securities regulators financial statements prepared in accordance with US GAAP. As such, the Company began reporting under U.S. GAAP beginning January 1, 2011.

In August 2008, the SEC issued a roadmap for the potential convergence to IFRS for US issuers and foreign issuers. The proposal stipulates that the SEC will decide in 2011 whether to move forward with the convergence to IFRS with the transition beginning in 2014. Should the SEC adopt such a proposal, the Company will convert its reporting to IFRS at such time.

Disclosure Controls and Internal Controls over Financial Reporting

The Company did not make any significant changes in internal controls over financial reporting during the most recent three-month period ended March 31, 2011, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that relevant information relating to the Company, including its consolidated subsidiaries, is made known to senior management in a timely manner so that information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the time periods specified in applicable securities legislation.

The Company’s management, under the direction and supervision of the Chief Executive Officer and Chief Financial Officer, is also responsible for establishing and maintaining internal control over financial reporting. These controls are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States and the requirements of the Securities and Exchange Commission in the United States, as applicable.

A summary of the Company’s regulatory requirements with respect to the evaluation of internal controls and subsequent reporting of the results of that evaluation can be found on page 45 and page 46 of the Company’s MD&A for the three and twelve months ended December 31, 2010.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three Months Ended March 31, 2011

It should be noted that while the officers of the Company have certified the Company’s period-end filings, they do not expect that the disclosure controls and procedures or internal controls over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or implemented, can only provide reasonable, not absolute, assurance that the objectives of the control system are met.

Risks Related to the Company’s Business

This section describes the material risks affecting the Company’s business, financial condition, operating results and prospects. A prospective investor should carefully consider the risk factors set out below and consult with his, hers or its investment and professional advisors before making an investment decision. There may be other risks and uncertainties that are not known to the Company or that the Company currently believes are not material, but which also may have a material adverse effect on the Company’s business, financial condition, operating results or prospects. In that case, the trading price of the common shares could decline substantially, and investors may lose all or part of the value of the common shares held by them.

There are a number of risk factors that could materially affect the business of GLG, which include but are not limited to the risk factors set out below. The Company has been structured to minimize these risks as best possible. More details about the following risk factors can be found in the Company’s Annual Information Form filed on SEDAR at www.sedar.com.

  Intellectual Property Infringement

  Product Liability Costs

  Manufacturing Risk

  Inventory Risk

  Customer Concentration Risk

  Competition

  Government Regulations

  Consumer Perception of Products

  Changing Consumer Preferences

  Market Acceptance

  Dependence on Key Personnel

  Volatility of Share Prices

Risks Associated with Doing Business in the People’s Republic of China

The Company faces the following additional risk factors that are unique to it doing business in China. More details about the following risk factors can be found in the Company’s Annual Information Form.

  Government Involvement

  Changes in the Laws and Regulations in the People’s Republic of China

  The Chinese Legal and Accounting System

  Currency Controls

  Additional Compliance Costs in the People’s Republic of China

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three Months Ended March 31, 2011

  Difficulties Establishing Adequate Management, Legal and Financial Controls in the People’s Republic of China

  Capital Outflow Policies in the People’s Republic of China

  Jurisdictional and Enforcement Issues

  Political System in the People’s Republic of China

Additional Information

Additional information relating to the Company is available on its website (www.glglifetech.com), in its Annual Information Form available on SEDAR (www.sedar.com).